Exhibit 8

Entity Name	Jurisdiction of Incorporation	Name Under Which Business is Done (if different)
Catalyst WMS UK Ltd.	English Registry UK	—

Praxa Limited	Australia	—

Incnet	Australia	Mezzo Business Database Pty Ltd

MV NA	Florida	MVI Technology, Inc

Latin America 1589	Ireland	Pivotal Corporation Ireland Unlimited

UK Ops 1561	English Registry UK	Pivotal Corporation Ltd

Equity Pacific, Limited	British Virgin Islands	—

hongkong.com Corporation	Cayman Islands	China.com Inc.

hongkong.com Ltd.	Hong Kong	China.com Corp. Limited

IMI Global Holdings Ireland Limited	Ireland	—

Industri-Matematik International Corporation	Delaware	—

Industri-Matematik AB	Sweden	—

Pivotal Corporation	British Columbia	—

Pivotal Corporation	Washington	—

Ross Systems, Inc.	Delaware	—

Saratoga Systems, Inc.	California	—

TTG Asia Media Pte. Ltd.	Singapore	—

Beijing 17Game Network Science Co. Ltd.	People Republic China	—

Saratoga Systems, S.A.R.L.	France	—